United States securities and exchange commission logo





                              April 26, 2024

       Stephanie Tang
       Partner, Hogan Lovells
       TDCX Inc.
       11/F, One Pacific Place
       88 Queensway
       Hong Kong

                                                        Re: TDCX Inc.
                                                            Amended Schedule
13E-3 filed by TDCX Inc. et al.
                                                            Filed April 19,
2024
                                                            File No. 005-92939

       Dear Stephanie Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Schedule 13E-3

       Summary, page 3

   1. We note your response to prior comment 1 but note that no revisions have been made to your disclosure and
that your Summary and Questions and Answers sections remain, together, nearly 30
pages long. Thus, we reissue the comment.
   2. We note your response to prior comment 3 but note that no revisions were made to your disclosure. Thus, we
reissue the comment.
       Special Factors -- Background of the Merger, page 30

   3. Please revise the disclosure on page 38 to describe the nature of the letters you received from minority
shareholders after March 8, 2024.
       Special Factors -- Reasons for the Merger, page 38

   4. We reissue prior comment 5. We note that your revised disclosure does not explain how a filing person that
adopted or relied on Houlihan Lokey's opinion was able to reach a fairness determination
with respect to unaffiliated shareholders given that the fairness
 Stephanie Tang
TDCX Inc.
April 26, 2024
Page 2
         opinion addresses all shareholders, including affiliated shareholders, who have different interests than unaffiliated shareholders.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameStephanie Tang                              Sincerely,
Comapany NameTDCX Inc.
                                                              Division of
Corporation Finance
April 26, 2024 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName